

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Wei Zhang
Chairwoman
Color Star Technology Co., Ltd.
7 World Trade Center, Suite 4621
New York, NY 10022

   Re: Color Star Technology Co., Ltd.
     Registration Statement on Form F-3
     Filed June 23, 2023
     File No. 333-272844

Dear Wei Zhang:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jennie Beysolow at 202-551-8108 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Joan Wu, Esq.